November 4, 2010

Beverly A. Singleton

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	DreamWorks Animation SKG, Inc.
Current Report on Form 8-K, Item 4.01
Filed October 27, 2010
File No. 1-32337

Dear Ms. Singleton:

Set forth below are the responses of DreamWorks Animation SKG, Inc. (the “Company”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Company’s Current Report on Form 8-K filed on October 27, 2010 (the “Form 8-K”), which were delivered in your letter to the Company dated October 28, 2010. We set forth below first the Staff’s comments in italics and follow with the Company’s responses.

Item 4.01 Change in Registrant’s Certifying Accountant

We note the dismissal of Ernst & Young LLP will occur following completion of their audit of your financial statements for the year ended December 31, 2010 and effective as of the appointment of PricewaterhouseCoopers LLP (which is currently expected to occur in February or March 2011).

1.	As such, upon the filing of your December 31, 2010 Annual Report on Form 10-K, please file an amendment to the Item 4.01 Form 8-K, in its entirety, disclosing that your auditor-client relationship with Ernst & Young LLP has effectively ceased. The amendment should indicate the type of opinion rendered for each of the years ended

Beverly A. Singleton

November 4, 2010

December 31, 2009 and December 31, 2010 and, whether there were any disagreements and reportable events during the years ended December 31, 2009 and December 31, 2010 and the subsequent period through the effective cessation date (i.e., dismissal date) of the client-auditor relationship with Ernst & Young LLP.

Response:

The Company acknowledges its filing obligations and will make the required Form 8-K filing.

2.	The amendment should be filed within four days after filing your December 31, 2010 Annual Report on Form 10-K, and should include an updated Exhibit 16 letter from Ernst & Young LLP indicating whether or not they agree with your revised disclosures.

Response:

The Company acknowledges the filing deadline and the obligation to include an updated letter from Ernst & Young LLP.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the information contained in this letter is responsive to the Staff’s letter dated October 28, 2010.

Beverly A. Singleton

November 4, 2010

Please do not hesitate to contact the undersigned at (818) 695-7503 or Robert Kelly, the Company’s Deputy General Counsel, at (818) 695-6747 if you have any further questions or comments.

Sincerely,

/s/Heather O’Connor
Heather O’Connor Chief Accounting Officer

Copies to:

Mr. Lewis W. Coleman

President and Chief Financial Officer

DreamWorks Animation SKG, Inc.